January 26, 2010

VIA EDGAR AND FACSIMILE

Folake K. Ayoola
U.S.Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3673

Re:         DigiPath, Inc. (the “Company”)
Form 10-12G
Filed on January 12, 2011
File No. 000-54239

Dear Ms. Ayoola:

This letter is in response to the Securities and Exchange Commission’s comment letter dated January 25, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's January 25, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General Comments

We note your comment as to the lack of financial statements included in the registration statement.  At the time of the filing, there were no financial statements available.  We have revised the filing and have included financial statements under Item 13.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of January 25, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  January 26, 2011

DigiPath, Inc.

By: /s/ Eric Stoppenhagen
Eric Stoppenhagen, President